SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

43739D307

(CUSIP number)

Michael J. Sharp

Executive Vice President and General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of the person authorized to receive notices and communications)

May 2, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 43739D307	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,852,123
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 10,852,123
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,852,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.0%
14	TYPE OF REPORTING PERSON: CO

This Amendment No. 6 (this “Amendment No. 6”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Jefferies Financial Group Inc. (formerly Leucadia National Corporation, “Jefferies” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “HomeFed Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”) owned by Jefferies and its wholly owned subsidiaries. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to add the following sentence:

On May 2, 2019, Jefferies entered into Amendment No. 1 to Agreement and Plan of Merger (“Amendment No. 1”) with HomeFed and Merger Sub, which amended certain terms of the Merger Agreement to, among other things: (i) provide for an exchange ratio of 2.0 shares of Jefferies common stock for every share of HomeFed common stock (without adjustments); (ii) eliminate the ability for a HomeFed stockholder to make an election to receive either stock consideration or cash consideration and (iii) make certain other related amendments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Except for the Merger Agreement, Amendment No. 1, the Voting Agreement, the Stockholders Agreement and the Waiver and Amendment Agreement described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to Be Filed as Exhibits.

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 2, 2019, by and among HomeFed Corporation, Jefferies Financial Group Inc. and Heat Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to HomeFed Corporation’s Current Report on Form 8-K filed with the SEC on May 3, 2019).

2.2	Press Release issued by Jefferies Financial Group, Inc., dated May 3, 2019 (incorporated by reference to Exhibit 99.2 to Jefferies Financial Group Inc.’s Current Report on Form 8-K filed with the SEC on May 3, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2019

Jefferies Financial Group Inc.

BY:	/s/ Michael J. Sharp
Michael J. Sharp Executive Vice President and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Person:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
Barry J. Alperin (Director)	(1)	U.S.
MaryAnne Gilmartin (Director)	(1)	U.S.
Jacob M. Katz (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director and Chairman)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Stuart H. Reese (Director)	(1)	U.S.
John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President and General Counsel)	(1)	U.S.
Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022